UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

April 20, 2006 (April 20, 2006)
Date of Report (Date of earliest event reported)



VINEYARD NATIONAL BANCORP
(Exact name of registrant as specified in its charter)

California	000-20862	33-0309110
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9590 Foothill Boulevard, Rancho Cucamonga, California	91730
(Address of principal executive offices)	(Zip Code)

(909) 987-0177
(Registrant's telephone number, including area code)

Not Applicable
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On April 20, 2006, Vineyard National Bancorp released on its website an investor relations presentation relating to its results for the first quarter of 2006. A copy of the presentation is attached hereto as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits

(a)   Not applicable
(b)   Not applicable.
(c)   Not applicable
(d)   The following exhibit is included with this Report:

Exhibit 99.1   Investor Relations Presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VINEYARD NATIONAL BANCORP

Date: April 20, 2006

By: */s/ Gordon Fong*

Gordon Fong
Executive Vice President and Chief Financial Officer

Exhibit 99.1



1st Quarter 2006

Disclosure

When used in this presentation, filings by Vineyard National Bancorp ("Company") with the Securities and Exchange Commission ("SEC"), or other public or stockholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company wishes to caution you that all forward-looking statements are necessarily speculative and not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Also, the Company wishes to advise you that various risks and uncertainties could affect the Company's financial performance and cause actual results for future periods to differ materially from those anticipated or projected. Specifically, the Company cautions you that important factors could affect the Company's business and cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company, including: general economic conditions in its market area, particularly changes in economic conditions in the real estate industry or real estate values in our market, changes in market interest rates, increased loan prepayments, risk associated with credit quality, and other risks with respect to its business and/or financial results detailed in the Company's press releases and filings with the SEC. You are urged to review the risks described in such releases and filings. The risks highlighted herein should not be assumed to be the only factors that could affect future performance of the Company. The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Our Values

Creativity

Flexibility

Integrity



The bottom line…   It's all about People

Overview

○ **Traded on the NASDAQ National Market System [VNBC]**

○ **Market price – closed at $29.30 (March 31, 2006)**

○ **$1.9 billion in assets (March 31, 2006)**

○ **Shares outstanding – approximately 9.4 million (March 31, 2006)**

○ **Market Capitalization – approximately $276 million (March 31, 2006)**

○ **Inside ownership – approximately 15% (March 31, 2006)**

○ **Institutional ownership – approximately 30% (March 31, 2006)**

Overview

Price Valuation Measures

○ Trailing P/E – 15.75

○ Forward P/E fiscal year end (fye) Dec. 31, 2006 – 11.86

○ Price/Book most recent quarter (mrq) – 2.93

○ Stated Book Value Per Share (mrq) – $9.99

○ Diluted Book Value Per Share (mrq) – $10.25

○ Analyst coverage – four (4)

  ♦ Cohen Bros. & Company

  ♦ RBC Capital Markets

  ♦ Sandler O'Neill & Partners, L.P.

  ♦ Sidoti & Company, LLC

Financial Highlights



Vineyard National Bancorp
Summary Results 2003-2005

Bancorp Net Earnings

Dollars shown in all tables are in thousands (except for per share information)

Period-ended	Net Earnings	Diluted Earnings Per Share	Return On Avg. Common Equity
Year to Date March 31, 2006	$4,200	$0.42	18%
Year Ended Dec. 31, 2005	$18,900	$1.89	21%
Year Ended Dec. 31, 2004	$14,000	$1.55	29%

Vineyard National Bancorp
Summary Results 2003-2005

Bank Net Earnings

Dollars shown in all tables are in thousands

Period-ended	Net Earnings	Return on Avg. Assets	Efficiency Ratio
Year to Date March 31, 2006	$5,900	1.35%	48%
Year Ended Dec. 31, 2005	$23,900	1.54%	45%
Year Ended Dec. 31, 2004	$17,000	1.47%	44%

National Recognition





2005 RANK (2004 RANK)	TICKER	STOCK PRICE 8/10/05	EARNINGS-PER-SHARE GROWTH Three-year annual rate RANK / NET INCOME past four quarters (millions)		REVENUE GROWTH Three-year annual rate RANK / REVENUE past four quarters (millions)		TOTAL RETURN Three-year annual rate (color = beat S&P 500)* RANK / P/E current fiscal year est.		COMMENTS
4 VINEYARD NATIONAL BANCORP RANCHO CUCAMONGA, CALIF.	VNBC	$30.29	89% 44		$15.4	84% 6	$87.5	98% 4	15	Southern California bank benefiting from real estate boom.

USBanker

August 2005 — Beyond Business as Usual

USB's ANNUAL PERFORMANCE RANKING

Top 100 Publicly Traded **Mid-Tier Banks**

Banks & thrifts with less than $10 billion in assets. Ranked by 3-year average ROE.

	Institution	Ticker	Market Value ($M)	Total Assets ($000)	3-Year Avg ROE	3-Year Median EPS Growth	5-Year Avg Total Risk Based Ratio	3-Year Price Performance	ROAE (%)	EPS Growth YoY (%)	Diluted EPS Before Extraordinary ($)	Total Capital Ratio (%)
1	WSFS Financial Corp.	WSFS	383	2,502,956	42.1	31.4	17.8	245.8	13.6	31.4	3.39	15.34
2	Westamerica Bancorp	WABC	1,709	4,737,268	29.0	8.1	11.6	47.4	28.8	2.8	2.93	12.46
3	Oriental Financial Group	OFG	575	3,725,695	27.0	32.7	28.6	153.2	25.7	15.5	2.53	38.69
4	Vineyard National Bancorp	VNBC	267	1,311,497	24.6	108	15.4	1022.9	23.5	42.2	1.55	14.6
5	TrustCo Bank Corp NY	TRST	841	2,863,834	23.9	6.5	17.7	9.7	25.3	7.1	0.75	18.37

Other Achievements

○ Stock appreciation growth over 2,154% (Oct. 2000 thru 1st quarter 2006)

○ Inclusion in the Russell 2000 index

○ Alumni inclusion in Sandler O'Neill's "2005 Bank and Thrift Sm-All Stars"

○ 2005 - Rated "Market Cap Champion" by Carpenter & Company $1 billion - $10 billion Asset Class, five year stock appreciation

○ July 2004 ranked tenth within the "Top 200 Publicly Traded Community Banks" by US Banker

○ Listed in Sandler O'Neill's "2004 Bank and Thrift Sm-All Stars" for both performance and valuation

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The Inland Empire…

○ **Represents the counties of Riverside and San Bernardino, one of the fastest growing regions in the United States**

○ **Major distribution hub for goods coming in through the Los Angeles Harbors**

○ **Availability of "affordable" and buildable land for housing, commercial and retail development in support of the Los Angeles and Orange County regions**

○ **Intersection or half way point between: Los Angeles and Palm Desert, Pomona Valley and Temecula Valley, Newport Coast and Coachella Valley**



What Makes Vineyard Unique?

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Our Vision

**We are a community bank
dedicated to relationships and the
experiences we create**

Organization and Operating Strategies

Key Strategic Drivers

○ **Diverse asset base and organizational structure**

○ **Operating efficiency**

○ **Operate within 20 unique markets**

○ **Development and enhancement of 10 specialty products**

○ **Branding and Marketing of the Vineyard Franchise**
   ♦ In target geographic markets
   ♦ In target product markets

Assets



	YE 2001	YE 2002	YE 2003	YE 2004	YE 2005	Mar. 31, 2006
■ Total Assets	$191,700	$385,900	$888,000	$1,312,500	$1,713,600	$1,862,200

Dollars in thousands

Lending & Funding Strategies

○ **Organized by specialty groups**

    ◆ SFR Coastal and Tract Construction

    ◆ Income Property (commercial and multi-family)

    ◆ Commercial and Business Banking

    ◆ SBA Lending

    ◆ Religious Financial Services

○ **Organic deposit growth**

    ◆ Community positioning and expansion within current markets

    ◆ Acquisition of teams within new growth markets

○ **Organic lending growth**

    ◆ Expansion of existing markets

    ◆ Acquisition of new teams in new markets

○ **Acquisition of complete delivery systems in new markets**

    ◆ San Diego, Marin & Irvine

○ **Acquisition of existing institutions based on the Company's strategic drivers**

Lending & Funding Strategies

 **Community Banking**

-  **Originally organized and focused on community-based deposits**

-  **Now looking to broaden our reach by expanding disciplines to our community banking base**

  -  Broaden Commercial and Business Banking
  -  Expand Private Banking and Entrepreneur Services
  -  Enhance Corporate Cash Management and Community Banking

 **Deposit Market Share**

-  **Desired level of 20%, with a minimum target of 10% in each of the communities we serve.**

  -  7 out of 11 capture 10% minimum target
  -  3 out of 11 capture more than 20%

Total Loans and Deposits



	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Mar. 31, 2006
Net Loans	$136,200	$250,300	$589,600	$1,015,000	$1,359,300	$1,504,500
Total Deposits	$159,400	$287,500	$603,300	$965,500	$1,277,000	$1,381,000

Dollars in thousands

Capital Strategy

○ **Support Organic Growth**

○ **Efficient tools for effective execution and purpose**

  ♦ **Shelf registration – $125 million**

  ♦ **PIPE**

  ♦ **Trust preferred**

  ♦ **Strategic acquisition**

    ○ Reduce funding costs

    ○ Accretive to earnings

○ **Minimal dilutive impact to shareholders**

○ **Maintain consistent capital ratios**

  ♦ **Holding Company**

  ♦ **Bank**

Bank Capital
Adequacy Ratios



	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Mar. 31, 2006
Leverage Capital	12.5%	11.6%	10.3%	11.3%	11.7%	11.5%
Tier 1 Capital	15.1%	13.9%	12.7%	12.4%	12.2%	11.4%
Total Capital	16.1%	15.0%	13.9%	13.5%	13.1%	12.3%



Strategic Focus

Our future is as diverse as our markets

Our Markets



Orange County

○ **Irvine/Newport**

  ♦ **Capture new funding/depository relationships**

  ♦ **Expand existing lending products**

○ **Anaheim LPO**

  ♦ **Expand and enhance lending products**

North San Diego

○ **San Diego**

   ♦ Capture new funding/depository relationships

   ♦ Expand existing lending products

○ **Carlsbad LPO**

   ♦ Expand and enhance lending products

West Side/Los Angeles County

 **Manhattan Beach**

- ♦ **Capture new funding/depository relationships**

- ♦ **Expand existing lending products**

San Rafael/Marin County



Marin County

 **Full Service Banking Center**

- ♦ Capture new depository/funding relationships
- ♦ Expand and enhance lending products
- ♦ Gateway to Northern California expansion



Summary Thoughts

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2000 - 2005 "CAGR"
Compounded Annual Growth Rate



	Net Loans	Assets	Deposits	Net Income	Diluted EPS
■ CAGR	77%	73%	67%	98%	66%

Earnings



Net Income	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31 2004	Dec. 31, 2005	Mar. 31, 2005	Mar. 31, 2006
	$1,200	$3,000	$8,000	$14,000	$18,900	$4,400	$4,200

Dollars in thousands

Earnings –
Return on Average Common Equity



Summary Thoughts

○ **The Bank continues to assemble talented, and well-established professionals driven on value-added, relationship banking**

○ **The Company continues to deliver returns to its shareholders by providing properly incented product groups within a unique distribution network**

○ **The Company and the Bank will continue to focus on what our customers need and strive to deliver results which exceed expectations**

Employees, Customers, Investors….

"PEOPLE are our most valuable asset"

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